Exhibit (b)

BARCLAYS CAPITAL	J.P.MORGAN SECURITIES LLC
745 Seventh Avenue New York, New York 10019	383 Madison Avenue New York, New York 10179

JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, New York 10017

PERSONAL AND CONFIDENTIAL

December 12, 2010

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02454

Attention: Peter M. Wilver

Commitment Letter

Ladies and Gentlemen:

You have advised Barclays Capital (“Barclays Capital”), the investment banking division of Barclays Bank PLC (“Barclays Bank” and, together with Barclays Capital, ‘‘Barclays”), J.P. Morgan Securities LLC (“JPMorgan”) and JPMorgan Chase Bank, N.A. (“JPMCB,” together with Barclays and JPMorgan, the “Commitment Parties,” ‘‘we” or “us”), that Thermo Fisher Scientific Inc., a Delaware corporation (the ‘‘Company” or “you”), directly or indirectly through one or more of its subsidiaries, intends to acquire (the “Acquisition”) all of the equity interests of Dionex Corporation, a Delaware corporation (“Target”), by means of the purchase of a majority of the shares of the Target pursuant to a cash tender offer, followed in certain circumstances by a subsequent issuance of additional shares by the Target to the Borrower (if necessary and to the extent available) and the subsequent consummation of a short-form or long-form merger, pursuant to an Agreement and Plan of Merger to be entered into by and among Target, the Company and Weston D Merger Co., a Delaware corporation (the “Acquisition Agreement”), and to consummate the transactions described therein and as otherwise contemplated by this Commitment Letter (the ‘‘Transactions”), in each case on the terms set forth in this letter and the attached Exhibits A and B hereto (collectively, the “Commitment Letter”). You have also advised us that the Acquisition will be financed by cash of the Borrower (as defined in Exhibit A) and (i) borrowings by the Borrower of up to $1.5 billion of senior unsecured term loans (the “Credit Facility”) having the terms set forth in Exhibit A or (ii) senior unsecured notes pursuant to a registered offering or Rule 144A or other private placement.

We are pleased to confirm the arrangements under which Barclays Bank is exclusively authorized by the Company to act as sole and exclusive administrative agent with respect to the Credit Facility, JPMCB is exclusively authorized by the Company to act as sole and exclusive syndication agent with respect to the Credit Facility and Barclays Capital and JPMorgan are authorized by the Company to act as exclusive joint lead arrangers and exclusive joint bookrunners in connection with (and under which Barclays Bank and JPMCB commit to provide the financing for the Credit Facility) the Credit Facility on the terms and subject to the conditions set forth in this Commitment Letter.

1.	Commitments and Agency Roles

You hereby appoint (i) Barclays Bank to act, and Barclays Bank hereby agrees to act, as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Credit Facility, (ii) JPMCB to act, and JPMCB hereby agrees to act, as sole and exclusive syndication agent (in such capacity, the “Syndication Agent”) for the Credit Facility and (iii) Barclays Capital and JPMorgan to act, and Barclays Capital and JPMorgan hereby agree to act, as exclusive joint lead arrangers and exclusive joint bookrunners (in such capacities, the ‘‘Joint Lead Arrangers”) for the Credit Facility. It is agreed that one or more other financial institutions identified by you and us may be given such other roles and titles as we mutually agree with respect to the Credit Facility, it being understood that Barclays Capital shall be entitled to “left placement” in all marketing materials (and all associated rights) with respect to the Credit Facility. Each of the Joint Lead Arrangers and the Administrative Agent will have

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the rights and authority customarily given to financial institutions in such roles, but Barclays and JPMorgan will have no duties other than those expressly set forth herein and in the Loan Documents (as defined in Exhibit B). Each of Barclays Bank and JPMCB is pleased to advise you of its several commitments to provide, or cause one or more of its affiliates to provide, $750 million under the Credit Facility, in each case on the terms set forth in this Commitment Letter and the Fee Letters (as defined below) and subject to the conditions set forth in this Commitment Letter and in Exhibit B.

Our fees for services related to the Credit Facility are set forth in separate fee letters with the Company (the “Fee Letters”), in each case entered into on the date hereof. In consideration of the execution and delivery of this Commitment Letter by the Commitment Parties, you agree to pay the fees and expenses set forth in Exhibit A hereto and in the Fee Letters as and when payable in accordance with the terms hereof and thereof. In addition, pursuant to an engagement letter satisfactory to the Joint Lead Arrangers (the “Engagement Letter”) between the Company and one or more banking or investment banking institutions of national prominence acceptable to us (the initial institutions parties thereto collectively referred to as, the “Financial Institution”) entered into on the date hereof, the Company has, among other things, engaged such Financial Institution to act as (i) underwriter, initial purchaser and/or placement agent in connection with any underwritten offering or private placement of any Permanent Securities (as defined in the Engagement Letter) and (ii) bookrunner and lead arranger in connection with any Permanent Loans (as defined in the Engagement Letter). Except as otherwise set forth in this Commitment Letter, you agree that no other titles will be awarded and no compensation (other than as expressly contemplated by this Commitment Letter and the Fee Letters) will be paid in connection with the Credit Facility unless you and we will so agree.

2.	Conditions Precedent

Our commitments hereunder and our agreements to perform the services described herein are subject only to the conditions expressly set forth as such in this Commitment Letter and in Exhibit B hereto.

3.	Syndication

The Joint Lead Arrangers reserve the right to syndicate the Credit Facility after providing written notice to you, which syndication shall be structured as a syndication to a group of financial institutions selected by the Joint Lead Arrangers in consultation with and reasonably acceptable to the Company (the “Syndication”; and such financial institutions, together with the Joint Lead Arrangers (or their designated affiliates), the “Lenders”).

If there is a Syndication, the Company agrees to use its reasonable best efforts on and after the Closing Date to ensure that the Joint Lead Arrangers’ syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries. To facilitate an orderly and successful syndication of the Credit Facility, you agree that, until the earliest of (a) the Maturity Date, (b) the termination of the Syndication as determined by the Joint Lead Arrangers and (c) the repayment in full of the Credit Facility, the Company will not syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or actively engage in discussions concerning the planned or contemplated syndication or issuance of, any debt facility or any debt of the Company or any of its subsidiaries (other than (i) the Credit Facility, (ii) senior unsecured notes pursuant to a registered offering or Rule 144A or other private placement and/or additional capital markets issuances in the form of commercial papers or short or medium term notes, (iii) other indebtedness contemplated hereby or in the Engagement Letter, (iv) borrowings under the Existing Credit Agreement (as defined in Exhibit A), (v) the refinancing of Fisher Scientific International Inc.’s 3.25% notes due 2024 and (vi) such other indebtedness that is not incurred solely to refinance the Credit Facility, provided that, in the case of each of clauses (v) and (vi), the issuance or incurrence of any such indebtedness shall be coordinated with the Syndication in consultation with the Joint Lead Arrangers), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of the Joint Lead Arrangers.

You agree, on and after the Closing Date and following your receipt of written notice from us as to our intention to commence Syndication, to cooperate with us and provide information reasonably required by us in connection with any Syndication including: (i) the preparation of, as soon as practicable following the request of the Joint Lead Arrangers, a customary information package conforming to market standards as reasonably determined by the Joint Lead Arrangers regarding the business and operations of the Company, including, without limitation, the delivery of all information relating to the Transactions prepared by or on behalf of the Company deemed reasonably necessary by the Joint Lead Arrangers to

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complete the Syndication (but excluding any pro formas or projections); (ii) the preparation of a customary information package conforming to market standards as reasonably determined by the Joint Lead Arrangers for use in bank meetings and other communications with prospective Lenders in connection with the Syndication (including, without limitation, direct contact between appropriate senior management, representatives and advisors of the Company with prospective Lenders and participation of such persons in such meetings but excluding any pro formas or projections); and (iii) the hosting, with the Joint Lead Arrangers, of one or more meetings with prospective Lenders and, in connection with any such meeting, consulting with the Joint Lead Arrangers with respect to the presentations to be made and making available appropriate senior management, representatives and advisors of the Company to rehearse such presentations prior to any such meeting, in each case as reasonably requested by the Joint Lead Arrangers. You agree that each of the Joint Lead Arrangers has the right to place advertisements in financial and other newspapers and journals at their own expense describing their services to the Company; provided that the Joint Lead Arrangers will submit a copy of any such advertisements to the Company for its approval, which approval will not be unreasonably withheld or delayed. You further agree that any references to the Joint Lead Arrangers or any of their respective affiliates made in advertisements or other marketing materials used in connection with the Transactions are subject to the prior written approval of any such Joint Lead Arranger which approval shall not be unreasonably withheld or delayed. Without limiting your obligations to assist with the Syndication as set forth herein, we agree that that the completion of the Syndication is not a condition of our commitments hereunder.

The Company will be solely responsible for the contents of any such information package and presentation and all other information, documentation or other materials delivered to us in connection therewith and you acknowledge that the Joint Lead Arrangers will be using and relying upon such information without independent verification thereof. You agree that, subject to the provisions of the next paragraph, such information regarding the Credit Facility and information provided by the Company or its representatives to the Joint Lead Arrangers in connection with the Credit Facility (including, without limitation, draft and execution versions of the Loan Documents, such information memorandum, such presentation, publicly filed financial statements and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated to potential Lenders and other persons through one or more Internet sites (including an IntraLinks or Syndtrak workspace) created for purposes of syndicating the Credit Facility or otherwise in accordance with the Joint Lead Arrangers’ standard syndication practices (including hard copy and via electronic transmissions).

At the request of the Joint Lead Arrangers, the Company agrees to assist us in the preparation of a version of the information memorandum and presentation that does not contain material non-public information concerning the Company, the Target, or their respective affiliates or securities. In addition, the Company agrees, at our request, to identify any information materials that do not contain material non-public information as “PUBLIC” and any information not marked PUBLIC shall be deemed as being suitable only for distribution to prospective Lenders who wish to receive material non-public information (“Private Lenders”). The Company further agrees that the following documents contain information that may be distributed to all prospective Lenders (unless the Company notifies us promptly that such document should only be distributed to Private Lenders): (x) the drafts and the final Loan Documents, (y) administrative materials prepared by the Joint Lead Arrangers for prospective Lenders (including, without limitation, a lender meeting invitation, bank allocation, if any, and funding and closing memoranda) and (z) notifications of changes in the terms and conditions of the Credit Facility.

The Company agrees that the Joint Lead Arrangers will have the right to communicate and consult with you and your affiliates with respect to your and your affiliates’ rights and remedies under the Acquisition Agreement. Nothing in this Commitment Letter will be deemed to create any obligation or liability on behalf of the Commitment Parties or any of their respective affiliates under the Acquisition Agreement as third party beneficiaries or to create any obligation or liability on the part of the Commitment Parties or any of their respective affiliates to pay any costs associated with the exercise of any such right or remedy.

4.	Information

The Company represents and covenants that (i) all written information and all oral communications made in Lender meetings and due diligence sessions held in connection with the Syndication (other than projections and information of a general economic nature), taken as a whole, that has been or will hereafter be provided by or on behalf of the Company to the Commitment Parties, the Lenders or any of their respective affiliates in connection with the Transactions (with respect to

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information relating to the Target, to the best of the Company’s knowledge) was and will, when furnished, be true and correct in all material respects and will not when furnished contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances in which such statements were or are made and (ii) the projections that have been or will be made available to the Commitment Parties, the Lenders or any of their respective affiliates by or on behalf of the Company in connection with the Transactions have been and will be prepared in good faith and that the information with respect to the Company will be based upon accounting principles consistent with the audited financial statements of the Company dated as of December 31, 2009 and upon assumptions that are believed by the preparer thereof to be reasonable at the time made. You agree that if at any time prior to the Closing Date any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then you will use your reasonable best efforts to promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances. The Company recognizes that, in providing our services pursuant to this Commitment Letter, we will rely upon and assume the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us for such purposes, and we do not assume responsibility for the accuracy or completeness thereof. The Commitment Parties will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Company or any other party or to advise or opine on any related solvency issues.

5.	Indemnification

To induce us to enter into this Commitment Letter and the Fee Letters and to proceed with the documentation of the Credit Facility, you hereby agree to indemnify and hold harmless the Administrative Agent, the Joint Lead Arrangers and each other agent or co-agent (if any) designated by the Joint Lead Arrangers with respect to the Credit Facility (each, an “Agent”), each Commitment Party in any other capacity to which they may be appointed by you in connection with the Transactions, each Lender (including, in any event, Barclays Bank and JPMCB) and their respective affiliates and each partner, trustee, shareholder, director, officer, employee, advisor, representative, agent, attorney and controlling person thereof (each, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses, joint or several, of any kind or nature whatsoever that may be brought by the Company, any of their respective affiliates or any other person or entity and which may be incurred by or asserted against or involve the Administrative Agent, the Joint Lead Arrangers, any other Agent, any Lender or any other Indemnified Person as a result of or arising out of or in any way related to or resulting from the Acquisition, this Commitment Letter, the Fee Letters, the Credit Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Credit Facility and, upon demand, to pay and reimburse the Administrative Agent, the Joint Lead Arrangers, each other Agent, each Lender and each other Indemnified Person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein) (whether or not the Administrative Agent, the Joint Lead Arrangers, any other Agent, any Lender or any other Indemnified Person is a party to any action, suit, proceeding or claim out of which any such expenses arise); provided that (x) your obligation to reimburse us for legal expenses shall be limited to the fees, charges and disbursements of one counsel to such Indemnified Persons (and, if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and if reasonably necessary, one regulatory counsel and one local counsel in any relevant jurisdiction) to the affected Indemnified Persons incurred in connection with the Credit Facility, the Transactions and any related documentation (including this Commitment Letter, the Fee Letters and the Loan Documents) or the administration, amendment, modification or waiver thereof ), (y) you will not have to indemnify any Indemnified Person against any claim, loss, damage, liability or expense to the extent the same resulted directly and primarily from (i) the gross negligence or willful misconduct of the respective Indemnified Person or (ii) a material breach in bad faith by such Indemnified Person of its express obligations under this Commitment Letter (in each case, to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you) and (z) each Indemnified Person will repay to the Company any such reimbursement to the extent that it is determined that such Indemnified Person is not entitled to indemnification by virtue of clause (y). Notwithstanding any other provision of this Commitment Letter, none of the Administrative Agent, the Joint Lead Arrangers, any other Agent, any

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Lender or any other Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems except to the extent that such damages resulted directly and primarily from (A) the gross negligence or willful misconduct of the respective Indemnified Person or (B) a material breach in bad faith by such Indemnified Person of its express obligations under this Commitment Letter (in each case, to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you).

The Company shall have the right to assume the defense or control the settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of such Indemnified Person (such approval not to be unreasonably withheld or delayed), provided that the Company shall not consent to any settlement of or to the entry of any judgment with respect to any such claim or action except in accordance with the provisions of the next succeeding paragraph (notwithstanding the Company’s right to appoint counsel to represent such Indemnified Person in an action, such Indemnified Person shall have the right to employ separate counsel at the Company’s expense (subject to the limitations in the preceding paragraph) and to assume the defense and control the settlement of any such claim or action as to it with the consent of the Company (such consent not to be unreasonably withheld or delayed) if (i) the use of counsel chosen by the Company to represent such Indemnified Person would present such counsel with an actual or potential conflict of interest or such Indemnified Person reasonably determines that there are defenses available to it which are in addition to or different from the defenses available to the Company or (ii) the Company shall not have employed counsel satisfactory to such Indemnified Person to represent such Indemnified Person within a reasonable time after notice of the institution of such action). Notwithstanding the foregoing, any Indemnified Person shall have the right to settle any such claim or action without the consent of the Company; provided that the Company shall have no liability for any settlement entered into without its consent.

The Company will not, without the subject Indemnified Party’s written consent, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Indemnified Person from any liabilities arising out of such claim, action or proceeding and (ii) does not include any statement as to or any admission of fault, culpability, wrong-doing or a failure to act by or on behalf of any Indemnified Person.

The indemnity and reimbursement obligations of the Company under this Section 5 will be binding upon and inure to the benefit of any successors assigns, heirs and personal representatives of the Company and the Indemnified Persons.

Neither we nor any other Indemnified Person will be responsible or liable to you or any other person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Fee Letters or the Transactions.

6.	Assignments

This Commitment Letter may not be assigned by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including stockholders, employees or creditors of the Company) other than the parties hereto (and any Indemnified Person). Each of the Commitment Parties may assign its commitments and agreements hereunder, in whole or in part, to any of its respective affiliates, additional arrangers or any Lender (subject, in each case, to the limitations as provided in Section 3 above, including that any such assignee be reasonably acceptable to the Company (such acceptance not to be unreasonably withheld or delayed)) and upon such assignment, each applicable Commitment Party, will be released from that portion of its commitments and agreements hereunder that has been assigned. This Commitment Letter (including the Exhibits hereto) may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

7.	USA PATRIOT Act Notification

Barclays Bank and JPMCB hereby notify the Company that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), they and each other Lender may be required

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to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Barclays Bank and JPMCB and each other Lender to identify the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for Barclays Bank and JPMCB and each other Lender.

8.	Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this Commitment Letter, the Fee Letters and any written or oral communications provided by the Commitment Parties or any of their respective affiliates in connection with the Transactions are exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any person or entity or circulated or referred to publicly without our prior written consent except, after providing written notice to the Commitment Parties, pursuant to applicable law or compulsory legal process, including, without limitation, a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee. In addition, we hereby consent to your disclosure of (i) this Commitment Letter and the Fee Letters and such communications to the Company’s officers, directors, agents and advisors who are directly involved in the consideration of the Credit Facility to the extent you notify such persons of their obligations to keep this Commitment Letter, the Fee Letters and such communications confidential and such persons agree to hold the same in confidence, (ii) this Commitment Letter or the information contained herein (but not the Fee Letters or the information contained therein, other than a version of the Fee Letters redacted in a manner reasonably satisfactory to the Commitment Parties) in any public filing required as part of the Acquisition and to (x) the Target and its officers, directors, agents and advisors who are directly involved in the consideration of the Credit Facility to the extent you notify such persons of their obligations to keep this Commitment Letter and the information contained herein confidential and such persons agree to hold the same in confidence and (y) any ratings agency on a confidential basis.

The Commitment Parties shall use all nonpublic information received by them in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and the transactions contemplated hereby and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to any Lenders or participants or prospective Lenders or participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Company or its obligations under the Credit Facility (collectively, “Specified Counterparties”), (b) in any legal, judicial, administrative proceeding or other process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (c) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, give you notice thereof to the extent lawfully permitted to do so), (d) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information, (e) to any of its respective affiliates solely in connection with the Transactions (provided that such information shall be provided on confidential basis), (f) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter, (g) for purposes of establishing a “due diligence” or other similar defense and (h) for purposes of enforcing the rights of the Commitment Parties under this Commitment Letter; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants or Specified Counterparties referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or Specified Counterparty that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such types of information. The obligations of the Commitment Parties under this paragraph shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the date the Loan Documents are entered into, at which time any confidentiality undertaking in the Loan Documents shall supersede the provisions of this paragraph.

You acknowledge that the Commitment Parties and their respective affiliates may from time to time effect transactions, for their own account or the account of customers, and may hold positions in loans or options on loans of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letters. In addition the Commitment Parties and their respective affiliates are full service securities firms and as such may from time to time effect

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transactions, for their own account or the account of customers, and may hold long or short positions in securities or options on securities of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and Fee Letters. In addition, you acknowledge that the Commitment Parties have adopted policies and procedures designed to preserve the independence of their research analysts, whose views may differ from those of their respective investment banking affiliates. The Commitment Parties and their respective affiliates may have economic interests that are different from or conflict with those of the Company regarding the Transactions and the other transactions contemplated by this Commitment Letter and the Fee Letters. You acknowledge that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and you waive, to the fullest extent permitted by law, any claims you may have against the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Commitment Parties will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your stockholders, employees or creditors. You acknowledge that the transactions contemplated by this Commitment Letter and the Fee Letters (including the exercise of rights and remedies hereunder and thereunder) are arms’-length commercial transactions and that we are acting as principal and in our own best interests. The Company is relying on its own experts and advisors to determine whether the transactions contemplated by this Commitment Letter and the Fee Letters are in the Company’s best interests. You agree that we will act under this Commitment Letter and the Fee Letters as an independent contractor. In addition, we may employ the services of our respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letters and such affiliates will be entitled to the benefits afforded to us hereunder. Notwithstanding the foregoing, the parties hereto acknowledge and agree that the provisions of this paragraph shall be subject to the terms of the Company Financial Advisor Agreements (as defined below).

You acknowledge that Barclays and JPMorgan (or one or more of their affiliates) have been retained by you as a buy-side financial advisor to the Company (each, in such capacity, a “Company Financial Advisor” and the written retention agreements in respect thereof, the “Company Financial Advisor Agreements”) in connection with the Transactions. Notwithstanding the foregoing, you agree not to assert any claim you might allege based on any actual or potential conflict of interest that might be asserted to arise or result from the engagement of either Company Financial Advisor, on the other hand, and Barclays’ or JPMorgan’s, or their respective affiliates’ relationships with you as described and referred to herein.

Consistent with our policies to hold in confidence the affairs of our customers, we will not use or disclose confidential information obtained from you by virtue of the Transactions in connection with our performance of services for any of our other customers (other than as permitted to be disclosed under this Section 8). Furthermore, you acknowledge that neither we nor any of our respective affiliates have an obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained or that may be obtained by us from any other person.

Please note that the Commitment Parties and their respective affiliates do not provide tax, accounting or legal advice.

9.	Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT, PROCEEDING OR CLAIM ARISING IN CONNECTION WITH OR AS A RESULT OF ANY MATTER REFERRED TO IN THIS COMMITMENT LETTER OR THE FEE LETTERS IS HEREBY WAIVED BY THE PARTIES HERETO. THIS COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK. Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to the Transactions or the other transactions contemplated by this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent that it may legally and effectively do so,

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any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter or the Fee Letters or the transactions contemplated hereby or thereby or the performance of services hereunder or thereunder in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment.

This Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons) may rely hereon.

The provisions of Sections 3, 5, 8 and this Section 9 of this Commitment Letter will survive any termination or completion of the transactions contemplated by this Commitment Letter and the Fee Letters including, without limitation, whether the Loan Documents are executed and delivered and whether or not the Credit Facility is made available or any loans under the Credit Facility is disbursed.

10.	Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate upon the first to occur of (i) receipt by the Commitment Parties of written notice of termination from you, (ii) the consummation of all components of the Acquisition (including all fundings of the Credit Facility to be made in connection therewith), (iii) the abandonment (upon written notification thereof by you) or termination of the Acquisition Agreement, and (iv) June 30, 2011, unless the closing of the Credit Facility has been consummated on or before such date on the terms and subject to the conditions set forth herein and in Exhibit B hereto.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among the parties hereto with respect to the Credit Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Credit Facility. Those matters that are not covered or made clear in this Commitment Letter or in the Fee Letters are subject to mutual agreement of the parties. This Commitment Letter is in addition to the agreements of the parties set forth in the Fee Letters. No person has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letters on or before 7:30 a.m. (New York City time) on December 13, 2010, whereupon this Commitment Letter and the Fee Letters will become binding agreements between us. If not signed and returned as described in the preceding sentence by such time and date, this offer will terminate on such date.

[The remainder of this page is intentionally left blank.]

We look forward to working with you on this assignment.

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Claire O’Connor
Name:     Claire O’Connor

Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas D. Cassin
Name:     Thomas D. Cassin

Title:	Managing Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Vanessa Chiu
Name:     Vanessa Chiu

Title:	Executive Director

Commitment Letter

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Anthony H. Smith
Name:     Anthony H. Smith

Title:	VP Taxes and Treasurer

Commitment Letter

Exhibit A

Summary of Terms and Conditions of the Credit Facility

Borrower:	Thermo Fisher Scientific Inc., a Delaware corporation (the “Company” or the “Borrower”).

Guarantors:	The guarantors under the Existing Credit Agreement (as defined below).

Joint Bookrunners and Joint Lead Arrangers:	Barclays Capital, the investment banking division of Barclays Bank PLC, and J.P. Morgan Securities LLC will act as exclusive joint bookrunners and exclusive joint lead arrangers (in such capacity, the “Joint Lead Arrangers”) for the Credit Facility (as defined below) and will perform such duties customarily associated with such roles.

Administrative Agent:	Barclays Bank PLC will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Lenders (as defined below) and will perform the duties customarily associated with such role.

Syndication Agent:	JPMorgan Chase Bank, N.A. will act as sole and exclusive syndication agent (in such capacity, the “Syndication Agent” and together with the Administrative Agent, the “Agents”).

Lenders:	Barclays Bank PLC, JPMorgan Chase Bank, N.A. and/or other banks, financial institutions and institutional lenders selected by the Joint Lead Arrangers after consultation with the Company (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:	The proceeds of the Credit Facility will be used to fund, in part, the Acquisition (and may be drawn on the Closing Date and held pending the consummation of the Merger (as defined in the Acquisition Agreement)) and to pay all or a portion of the costs incurred by the Company or any of its subsidiaries in connection with the Transactions (the “Transaction Costs”).

Credit Facility:	Up to $1.5 billion of senior unsecured term loans (the “Credit Facility”; the loans thereunder the “Loans”; and the commitments thereunder, the “Commitments”).

Availability:	Drawings in U.S. dollars may be made under the Credit Facility on (i) the Closing Date (as defined below) and (ii) on closing of the Merger; provided that (i) the Company may draw the entire amount of the Credit Facility on the Closing Date and (ii) the amount drawn on the Closing Date may not be less than the amount required for the purchase of Shares (as defined in the Acquisition Agreement) to consummate the Offer (as defined in the Acquisition Agreement).

Closing Date:	The date on or before June 30, 2011 on which the initial borrowings under the Credit Facility are made and the Offer is consummated in accordance with the Commitment Letter and the Acquisition Agreement (the “Closing Date”).

Maturity:	The maturity date of the Credit Facility (the “Maturity Date”) will be March 31, 2011 (the “Initial Maturity Date”); provided that the Maturity Date shall be extended, at the option of the Borrower upon 3 business days prior notice, to June 30, 2011 upon payment of the Extension Fee (as defined in the Fee Letter) if at the time of such extension (a) the representations and warranties in the Loan Documents are true and correct in all material respects and (b) no default or event of default under the Loan Documents has occurred and is continuing or would result from the extension.

Exhibit A-1

Repayment of Loans:	All Loans outstanding under the Credit Facility will be payable in full on the Maturity Date.

Interest Rate and Certain Fees:	As set forth on Annex A-I.

Interest Payments:	Quarterly for Loans bearing interest based upon the Base Rate; on the last day of selected interest periods (which will be one week or one, two or three months) for Loans bearing interest based upon the reserve adjusted Eurodollar Rate; and upon prepayment (with respect to the principal amounts so prepaid), in each case payable in arrears and computed on the basis of a 360-day year with respect to Loans bearing interest based upon the reserve adjusted Eurodollar Rate (365/366-day year with respect to Loans bearing interest based upon the Base Rate).

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for tax withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments:	The Credit Facility may be prepaid in whole or in part without premium or penalty; provided that Loans bearing interest based upon the reserve adjusted Eurodollar Rate will be prepayable only on the last day of the applicable interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:	The following amounts shall be applied to prepay the Loans (and, from and after the date of the Commitment Letter (the “Acceptance Date”) but prior to the Closing Date, to reduce the commitments under the Credit Facility) (subject to mutually agreed exceptions, basket amounts and materiality qualifiers customary for financings of this type or as otherwise set forth below):

1. Incurrence of Indebtedness: 100.0% of the net cash proceeds received from the incurrence of indebtedness (including hybrid securities and debt securities convertible to equity) by the Company or any of its subsidiaries (excluding (i) certain indebtedness otherwise permitted under the Loan Documents, (ii) borrowings under the Existing Credit Agreement, (iii) the refinancing of Fisher Scientific International Inc.’s 3.25% notes due 2024 and (iv) such other indebtedness as is reasonably acceptable to the Joint Lead Arrangers and, in the case of indebtedness described in clauses (iii) and (iv), solely to the extent the issuance or incurrence of any such indebtedness is coordinated with the Syndication in consultation with the Joint Lead Arrangers, but including the net cash proceeds received from the incurrence of debt securities or bank loans in connection with the Acquisition or the refinancing of the Credit Facility) payable no later than the business day following the date of receipt.

2. Equity Offerings: 100.0% of the net cash proceeds received from the issuance of any equity securities by the Company or any of its subsidiaries (other than issuances pursuant to employee stock plans) payable no later than the business day following the date of receipt.

3. Asset Sales: 100.0% of the net cash proceeds of the sale or other disposition of any property or assets of the Company or any of its subsidiaries outside the ordinary course of business (including the sale by the Company of any equity interests in any of its subsidiaries) in excess of an amount to be agreed (with a basket in an amount of up to $300 million for certain sale transactions identified to the Joint Lead Arrangers prior to the Acceptance Date) in each case to the extent not reinvested in the business or committed to be reinvested in the business within

Exhibit A-2

12 months after the consummation of such sale or disposition, payable no later than the business day following the date of receipt.

Any such amounts received by the Borrower prior to the Closing Date shall automatically reduce the commitments under the Credit Facility by such amount.

All mandatory prepayments and commitment reductions will be applied without penalty or premium (except for breakage costs, if any) and will be applied pro rata to the outstanding Loans or commitments under the Credit Facility, as applicable. Mandatory prepayments of the Loans may not be reborrowed.

Collateral:	The obligations under the Credit Facility will be unsecured.

Representations and Warranties:	The Credit Facility will contain only the following representations and warranties by the Borrower (with respect to the Borrower and its subsidiaries), which representations and warranties (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Credit Agreement dated as of August 29, 2006 entered into among the Company, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto (the “Existing Credit Agreement”), as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below: due organization, requisite power and authority, qualification; no conflicts; governmental consents; due authorization, execution, delivery and enforceability; financial statements; no material adverse effect; absence of material litigation; ownership of property; liens; margin stock matters; full disclosure; environmental matters; insurance; payment of taxes; ERISA and employee benefits matters; Investment Company Act; and compliance with laws.

Covenants:	The Credit Facility will contain only the following affirmative, negative and financial covenants of the Borrower (with respect to the Borrower and its subsidiaries), which covenants (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Existing Credit Agreement, as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below.

Affirmative covenants: compliance with laws; payment of material obligations; maintenance of insurance; maintenance of existence; inspections, maintenance of books and records; maintenance of properties; use of proceeds; maintenance of approvals and authorizations and delivery of financial statements and other reports.

Negative covenants: limitations on liens, subsidiary indebtedness, mergers, etc., asset sales, and transactions with affiliates.

In addition, there shall be a negative covenant prohibiting the granting of subsidiary guarantees or collateral security in respect of other indebtedness of the Company unless the obligations under the Credit Facility are equally and ratably guaranteed or secured (subject to customary exceptions and basket amounts to be mutually agreed).

The financial covenant (which shall be calculated in the manner provided in the Existing Credit Agreement) shall consist of a maximum consolidated leverage ratio of 3.0 to 1.0.

Events of Default:	The Credit Facility will contain only the following events of default, which events of default (including exceptions, basket amounts and materiality qualifiers relating

Exhibit A-3

thereto) will be consistent, to the extent contained therein, with those contained in the Existing Credit Agreement, as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below: failure to make payments when due; cross default or cross acceleration of material indebtedness; noncompliance with covenants; breach of representations and warranties; bankruptcy; material judgments, ERISA; actual or asserted invalidity of Loan Documents; and “Change of Control” (to be defined similar to and consistent with the Existing Credit Agreement).

Notwithstanding the foregoing or anything to the contrary provided herein, the “Representations,” “Covenants” and “Events of Default” for the Credit Facility described above under such headings (and any remedies relating thereto) shall not become effective until making of the Loans on the Closing Date.

Conditions Precedent:	The several obligations of the Lenders to make, or to cause one of their respective affiliates to make, Loans on the Closing Date, will be subject solely to the conditions set forth on Exhibit B.

The several obligations of the Lenders to make, or to cause one of their respective affiliates to make, Loans on the closing of the Merger (if such closing occurs on any date other than the Closing Date), will be subject to (i) the accuracy of (A) such representations and warranties made by the Target in the Acquisition Agreement as are material to the interests of the Joint Lead Arrangers and the Lenders, but only to the extent that the Company has the right to terminate its obligations under the Acquisition Agreement, after the consummation of the Offer, as a result of a breach of such representations in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by you) and (B) the Specified Representations (as defined in Exhibit B) and (ii) no default or event of default under the Loan Documents having occurred and continuing or resulting therefrom.

Assignments and Participations, Voting, Taxes, Reserve Requirements and Funding Indemnities:	The Credit Facility will include provisions relating to assignments and participations, voting; taxes; reserve requirements and funding indemnities consistent with the corresponding provisions contained in the Existing Credit Agreement, as modified to reflect the Transactions (to the extent applicable) and otherwise only to the extent mutually agreed or expressly set forth below; provided that prior to the Closing Date, except as otherwise agreed with the Joint Lead Arrangers, all assignments shall be subject to the Company’s reasonable satisfaction with any assignee. The Credit Facility will also contain customary provisions relating to “Defaulting Lenders”.

Indemnity and Expenses:	The Credit Facility will contain provisions relating to indemnity and related matters consistent with the corresponding provisions contained in the Existing Credit Agreement, as modified to reflect the Transactions (to the extent applicable) and otherwise only to the extent mutually agreed in a manner consistent with the indemnity provisions contained in the Commitment Letter). The Borrowers will pay (i) all reasonable out-of-pocket expenses of the Administrative Agent, the Syndication Agent and the Joint Lead Arrangers associated with the syndication of the Credit Facility and the preparation, negotiation, execution, delivery and administration of the Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel and the charges of IntraLinks or Syndtrak) and (ii) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable fees,

Exhibit A-4

disbursements and other charges of counsel) in connection with the enforcement of the Loan Documents or in any bankruptcy case or insolvency proceeding.

Governing Law and Jurisdiction:	The Loan Documents will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury. New York law will govern the Loan Documents.

Counsel to the Borrower:	Wilmer Cutler Pickering Hale and Dorr LLP.

Counsel to the Joint Lead Arrangers, the Agents and the Lenders:	Simpson Thacher & Bartlett LLP.

Exhibit A-5

Annex A-I

Interest Rate and Certain Fees

Interest Rate:	All amounts outstanding under the Credit Facility will bear interest, at the Borrowers’ option, at a rate per annum equal to:

(a) at a fluctuating rate per annum equal to the greatest of (x) the Administrative Agent’s prime rate and (y) the Federal Funds effective rate plus 0.5% and (z) the one-month reserve adjusted Eurodollar Rate plus 1.0% (the “Base Rate”) plus the Applicable Margin (as defined below); or

(b) at a fluctuating rate per annum equal to (x) the rate per annum determined by the Administrative Agent to be the offered rate for eurodollar deposits for a period of one week or one, two or three months appearing on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate or any successor substitute page (such page currently being LIBOR01 page) or (y) if the rate in clause (x) above is not available, the offered quotation rate to first class banks in the London interbank market by the Administrative Agent; in each case as adjusted for applicable reserve requirements (the ‘‘Adjusted Eurodollar Rate”); plus the Applicable Margin (as defined below).

The “Applicable Margin” will be determined as of any date by reference to the pricing grid contained on Annex B-I-A based on the Company’s corporate credit rating and corporate issuer rating from Moody’s and S&P, respectively.

The basis for calculating accrued interest and the interest periods for Loans bearing interest at the reserve adjusted Eurodollar Rate will be customary and appropriate for financings of this type; provided that no new interest period may be selected upon the occurrence and during the continuance of any default or event of default.

Default Rate:	Upon the occurrence and during the continuance of any default or event of default, interest on all overdue amounts (including, without limitation, principal) will accrue at a rate of 2.0% per annum plus the rate otherwise applicable to such amounts and will be payable on demand (the “Default Interest Rate”).

Annex A-I

Annex A-I-A

PRICING GRID

		Applicable Margin
		Adjusted
	Rating	Eurodollar Rate	Base Rate

Level 1	Baa1 and A- or better	1.50%	0.50%
Level 2	Baa2 and A- or Baa1 and BBB+	1.75%	0.75%
Level 3	Any ratings lower than Level 2	2.00%	1.00%

In the event of a split rating, the Applicable Margin will be determined by reference to the higher rating; provided that if the ratings are split by more than one Level, the Applicable Margin shall be determined by reference to the Level in the grid above that is one lower than the Level in which the higher rating appears.

Annex A-I-A

Exhibit B

Conditions Precedent to the funding under the Credit Facility

1. Concurrent Transactions:  The terms of the Acquisition Agreement (including all exhibits, schedules, annexes and other attachments thereto) and all related documents will be reasonably satisfactory to the Joint Lead Arrangers (it being agreed that the Acquisition Agreement and such other documents dated December 12, 2010, as executed by the Company and the Target, are satisfactory). The Offer will have been consummated or will be consummated substantially concurrently with the funding under the Credit Facility in accordance with the Acquisition Agreement; provided that no amendment, modification or waiver of any term thereof or any condition to the Company’s obligation to consummate the Acquisition thereunder or consent granted thereunder will be made or granted, as the case may be, without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Joint Lead Arrangers (other than any such amendment, modification or waiver or consent that is not materially adverse to any interest of the Joint Lead Arrangers or the Lenders, it being understood that any (i) change in the price (including any price decrease), (ii) modification of the structure of the Acquisition resulting in the acquisition of the Target other than by merger of the Target with the Company or a direct or indirect wholly-owned subsidiary thereof or (iii) written consent granted by the Company to the Target with respect to any act or omission, otherwise prohibited by the Acquisition Agreement in the absence of such written consent, that is or would be reasonably expected to be material and adverse (whether at the time of such consent or at the Closing Date) to any interest of the Joint Lead Arrangers or the Lenders will require the consent of the Joint Lead Arrangers, in each case which consent shall not be unreasonably withheld or delayed). There shall not have been, since June 30, 2010, any facts, circumstances, events, changes, effects or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect (as defined below).

For purposes of this Section 1 of Exhibit B, “Material Adverse Effect” means any state of facts, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, (i) is materially adverse to the business, results of operation or financial condition of the Target and its Subsidiaries, taken as a whole, or (ii) renders the Target incapable of consummating the transactions contemplated by the Merger Agreement by the End Date (as defined in the Merger Agreement); provided, however, that in the case of clause (i) only, no facts, circumstances, events, changes, effects or occurrences to the extent resulting from or arising out of the following shall be deemed, either alone or in combination to constitute, and no facts, circumstances, events, changes, effects or occurrences to the extent resulting from or arising out of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (A) changes after the date hereof in the economic, business, financial, technological or regulatory environment generally affecting the industries in which the Target and its Subsidiaries operate; (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or any natural disaster, in each case after the date of the Merger Agreement; (C) changes after the date of the Merger Agreement in Law or applicable accounting regulations or principles or interpretations thereof; (D) actions or omissions of the Target or any of its Subsidiaries to which the Company has expressly consented in writing; (E) any changes (including any loss of employees, any cancellation of or delay in customer orders, any litigation or any disruption in supplier, distributor, partner or similar relationships) proximately caused by the announcement, pendency or anticipated consummation of the Merger Agreement, the Offer or the Merger; or (F) the failure, in and of itself, of the Target to meet internal or analysts’ expectations or projections (it being understood that the underlying causes of any such failure shall not be excluded by this clause (vi)); except, with respect to clauses (A), (B) and (C), as has or would reasonably be expected to have a disproportionate impact on the business, results of operation or financial condition of the Target and its Subsidiaries taken as a whole relative to other companies in the industries in which the Target operates.

For the purposes of the definition of “Material Adverse Effect”:

A.  “Governmental Entity” means any United States or foreign governmental or regulatory agency, commission, court, body, entity, non-governmental self-regulatory agency or authority;

B.  “Law” means any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, Order or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law;

C.  “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity;

D.  “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date of the Acquisition Agreement directly

Exhibit B-1

or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

2. Loan Documents.  The Borrower and each Guarantor shall have executed and delivered or caused to be executed and delivered definitive documentation with respect to the Credit Facility, on terms and conditions which shall be consistent with the terms set forth in this Commitment Letter and otherwise reasonably satisfactory to the Commitment Parties and the Borrower (the “Loan Documents”), and the Administrative Agent shall have received all necessary closing and corporate documents, consents, certificates, instruments, legal opinions and deliverables that are, in each case, customary for financings of the type described herein, including delivery of executed counterparts to the Loan Documents from the parties thereto, customary officer’s certificates and all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act on the Closing Date; it being understood that the terms of the documentation for the Credit Facility shall be such that they do not impair the availability of the Credit Facility on the Closing Date if the conditions set forth herein are satisfied.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to availability of the Credit Facility on the Closing Date shall be (A) such representations and warranties made by the Target in the Acquisition Agreement as are material to the interests of the Joint Lead Arrangers and the Lenders, but only to the extent that the Company has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by you) and (B) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties relating to corporate power and authority, the execution, delivery, and enforceability of the Loan Documents, accuracy of disclosure, no conflicts with or breaches of material agreements, Federal Reserve margin regulations and the Investment Company Act.

3. Payment of Fees and Expenses.  All costs, fees, expenses (including, without limitation, legal fees and expenses and other compensation contemplated by the Commitment Letter and the Fee Letters payable to the Joint Lead Arrangers, the Administrative Agent or the Lenders will have been paid to the extent due and invoiced to the Company prior to the Closing Date.

4. Existing Credit Agreement.  There shall be no outstanding loans under the Existing Credit Agreement the proceeds of which are used to finance the Acquisition (including any fees and expenses incurred in connection therewith) unless the commitments under the Credit Facility have been utilized in full.

Exhibit B-2